Exhibit 2.13

REPRESENTATION, WARRANTY AND INDEMNITY AGREEMENT

This REPRESENTATION, WARRANTY AND INDEMNITY AGREEMENT (this “Agreement”) is made and entered into as of     , 2013, and is effective as of the Closing Date (as defined below), by and among Rexford Industrial Realty, Inc., a Maryland corporation (the “REIT”), Rexford Industrial Realty, L.P., a Maryland limited partnership and subsidiary of the REIT (the “Operating Partnership,” and collectively with the REIT, the “Consolidated Entities”), and Richard Ziman, Howard Schwimmer and Michael S. Frankel, (collectively, the “Principals”).

RECITALS

WHEREAS, the REIT desires to consolidate the ownership of a portfolio of properties currently owned, directly or indirectly, by certain entities each as described on Schedule I hereto;

WHEREAS, at the closing of the Formation Transactions, the Principals will have the right to receive shares of common stock of the REIT, $.01 par value per share (“REIT Shares”) and common units of partnership interest in the Operating Partnership (“OP Units”) pursuant to the agreements listed on Schedule II hereto;

WHEREAS, in order to induce the Consolidated Entities to enter into the Formation Transaction Documentation, the Principals have agreed to provide certain representations, warranties and indemnities as set forth herein; and

WHEREAS, the Principals have agreed to deposit ten percent (10%) of the REIT Shares, and ten percent (10%) of the OP Units to be received directly or indirectly by them pursuant to the Formation Transaction Documentation (collectively, the “Indemnity Holdback Amount”) into an “Indemnity Holdback Escrow” pursuant to the “Escrow Agreement” in the form attached as Exhibit A hereto, with the “Escrow Agent” (as defined therein) in order to provide an exclusive remedy for any breaches of the representations and warranties made in Article I of this Agreement. Each OP Unit and REIT Share deposited into the Indemnity Holdback Escrow shall be valued at the initial public offering price of a REIT Share in the initial public offering (the “IPO Price”) for all purposes under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and other terms contained in this Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I.

REPRESENTATION AND WARRANTIES

Except as disclosed in the Prospectus or in the schedules referenced in this Article I and attached hereto, the Principals represent and warrant to the Consolidated Entities that, with respect to each of the Rexford Entities and its Subsidiaries and their respective Properties, as of the Closing Date:

Section 1.01 ORGANIZATION; AUTHORITY.

(a) Each of the Rexford Entities has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to enter into each agreement or document included in or contemplated by the Formation Transaction Documentation (including any agreement, document and instrument executed and delivered by or on its behalf pursuant to any Formation Transaction Documentation) and to carry out the transactions contemplated thereby, and to carry on its business as presently conducted. Each Rexford Entity, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Schedule 1.01(b) sets forth as of the date hereof with respect to each Rexford Entity (i) each Subsidiary of such Rexford Entity, (ii) the ownership interest of each Rexford Entity in each Subsidiary, (iii) if not wholly owned by a Rexford Entity, the identity and ownership interest of each of the other owners of such Subsidiary, and (iv) each Property owned by each Rexford Entity or its Subsidiaries. Each Subsidiary of the Rexford Entities has been duly organized and is validly existing and is in good standing under the Laws of its jurisdiction of organization, and has all requisite power and authority to own, lease and/or operate its Properties and to carry on its business as presently conducted. Each Subsidiary of the Rexford Entities, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Properties make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 1.01(b), none of the Rexford Entities or its Subsidiaries own any material equity or ownership interest in any other Person.

(c) The Consolidated Entities have been provided complete and accurate copies of the Organizational Documents of each Rexford Entity, as amended through the date hereof, and such Organizational Documents are in full force and effect as of the date hereof and have not been further modified or amended.

Section 1.02 DUE AUTHORIZATION. The execution, delivery and performance by each Rexford Entity of each agreement or document included in or contemplated by the Formation Transaction Documentation (including any agreement, document and instrument executed and delivered by or on behalf of each Rexford Entity pursuant to any Formation Transaction Documentation) to which it is a party have been duly and validly authorized by all necessary actions required of such Rexford Entity. Each agreement, document and instrument contemplated by the Formation Transaction Documentation and executed and delivered by or on behalf of each Rexford Entity constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of such Rexford Entity, each enforceable against such Rexford Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

Section 1.03 CAPITALIZATION. All of the issued and outstanding equity interests of each Rexford Entity and its Subsidiaries (x) have been duly and validly issued and (y) are not subject to preemptive rights or appraisal, dissenters’ or other similar rights under the organizational documents of or any contract to which such Rexford Entity is a party or otherwise bound, except, in each case, as would not prevent the transactions contemplated by this Agreement and the other Formation Transaction Documentation or as would not have a Material Adverse Effect.

Section 1.04 CONSENTS AND APPROVALS. Except as shall have been obtained or satisfied on or prior to the Closing Date, no consent, waiver, approval, authorization, order, license, permit or registration of, qualification, designation, declaration or filing with, any Person or any Governmental Authority or under any applicable Laws is required to be obtained by any Rexford Entity or any of their respective Subsidiaries in connection with the execution, delivery and performance of any of the agreements or documents included in or contemplated by the Formation Transaction Documentation to which any such Rexford Entity is a party and the transactions contemplated hereby and thereby, except for (i) those consents, waivers, approvals, authorizations, orders, licenses, permits, registrations, qualifications, designations, declarations or filings, the failure of which to obtain or to file would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ability of such Rexford Entity to execute, deliver or perform any of such agreements or documents or transactions, or (ii) those consents of the Pre-Formation Participants under the organizational documents of the applicable Rexford Entity, the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect on the ability of such Rexford Entity to execute, deliver or perform of any of such agreements or documents or transactions.

Section 1.05 NO VIOLATION. None of the execution, delivery or performance by any Rexford Entity of any agreement or document included in or contemplated by the Formation Transaction Documentation to which it is a party and the transactions contemplated thereby does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (a) the organizational documents of such Rexford Entity or any of its Subsidiaries, (b) any agreement, document or instrument to which such Rexford Entity or any of its Subsidiaries or any of their respective assets or properties are bound by or (c) any term or provision of any judgment, order, writ, injunction, or decree binding on such Rexford Entity or any of its Subsidiaries (or its assets or properties), except for, in each case, any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 1.06 LICENSES AND PERMITS. All notices, licenses, permits, certificates and authorizations required for the continued use, occupancy, management, leasing and operation of the Properties of such Rexford Entity have been obtained or can be obtained without material cost, are in full force and effect, are in good standing and (to the extent required in connection with the transactions contemplated by the Formation Transaction Documentation) are assignable to the Operating Partnership, except in each case for items that, if not so obtained, obtainable and/or transferred, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Rexford Entity, any of its Subsidiaries or, to the Principals’ Knowledge, any third party has taken any action that (or failed to take any action the omission of which) would result in the revocation of any such notice, license, permit, certificate or authorization where such revocation or revocations would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, nor has any one of them received any written notice of violation from any Governmental Authority or written notice of the intention of any entity to revoke any such notice, license, permit, certificate or authorization, that in each case has not been cured or otherwise resolved to the satisfaction of such Governmental Authority or other entity except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 1.07 COMPLIANCE WITH LAWS. Each Rexford Entity and its Subsidiaries have conducted their respective businesses and maintained each Property in compliance with all applicable Laws, except for such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Rexford Entities or its Subsidiaries nor, to the Principals’ Knowledge, any third party has been informed in writing of any continuing violation of any such Laws or that any investigation has been commenced and is continuing or is contemplated respecting any such possible violation, except in each case for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 1.08 PROPERTIES.

(a) Except as set forth in Schedule 1.08(a), or for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each applicable Rexford Entity or one of its Subsidiaries is the insured under a valid and existing policy of title insurance as the owner of, and the applicable Rexford Entity or its Subsidiary is the owner of, good, marketable and insurable fee simple title (or, in the case of certain Properties, the tenancy-in-common estate) to such Rexford Entity’s Property in each case free and clear of all Liens except for Permitted Liens.

(b) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (1) no Rexford Entity, nor any of their respective Subsidiaries, nor, to the Principals’ Knowledge, any other party to any material agreement affecting any Property (other than a Lease (as such term is hereinafter defined) for space within such Property), is in breach or default of any such agreement, (2) to the Principal’s Knowledge, no event has occurred or has been threatened in writing, which with or without the passage of time or the giving of notice, or both, would, individually or together with all such other events, constitute a default under any such agreement, or would, individually or together with all such other events, reasonably be expected to cause the acceleration of any material obligation of any party thereto or the creation of a Lien upon any asset of any Rexford Entity or any of their respective Subsidiaries, except for Permitted Liens, and (3) all agreements affecting any Property required for the continued use, occupancy, management, leasing and operation of such Property (exclusive of space Leases) are valid and binding and in full force and effect, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

(c) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or that are otherwise disclosed on Schedule 1.08(c), (1) to the Principals’ Knowledge, no Rexford Entity, nor any of its Subsidiaries, nor to the Principals’ Knowledge any other party to any Lease, is in breach or default of any such Lease, (2) to the Principals’ Knowledge, no event has occurred or has been threatened in writing, which with or without the passage of time or the giving of notice, or both, would, individually or together with all such other events, constitute a default under any Lease, or would, permit termination, modification or acceleration under such Lease and (3) to the Principals’ Knowledge, each of the Leases (and all amendments thereto or modifications thereof) to which any Rexford Entity or its Subsidiary is a party or by which any Rexford Entity or its Subsidiaries or any Property is bound or subject (collectively, the “Leases”) is valid and binding and in full force and effect, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

Section 1.09 INSURANCE. Each Rexford Entity or its Subsidiaries has in place the public liability, casualty and other insurance coverage with respect to each Property owned, leased and/or managed by it as the Principals reasonably deem necessary and in all cases including such coverage as is required under the terms of any continuing loan or Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the insurance policies with respect to each Rexford Entity’s or its Subsidiary’s Property is in full force and effect in all material respects and all premiums due and payable thereunder have been fully paid when due. To the Principals’ Knowledge, no Rexford Entity nor any of their respective Subsidiaries has received from any insurance company any notices of cancellation or intent to cancel any insurance.

Section 1.10 ENVIRONMENTAL MATTERS. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Principals’ Knowledge, (A) each Rexford Entity and its Subsidiaries and each Property owned by such Rexford Entity or Subsidiary are in compliance with all Environmental Laws, (B) no Rexford Entity nor any of their respective Subsidiaries have received any written notice from any Governmental Authority or third party alleging that such Rexford Entity, any of its Subsidiaries or any Property is not in compliance with applicable Environmental Laws, and (C) there has not been a release of a hazardous substance on any of the Properties that would require investigation or remediation under applicable Environmental Laws. The representations and warranties contained in this Section 1.10 constitute the sole and exclusive representations and warranties made by the Principals concerning environmental matters.

Section 1.11 EMINENT DOMAIN. There is no existing, or to the Principals’ Knowledge, proposed or threatened condemnation, eminent domain or similar proceeding, or private purchase in lieu of such a proceeding which would affect any of the Properties, except for such proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 1.12 EXISTING LOANS. Schedule 1.12 lists, as of the date hereof, all secured loans presently encumbering the Properties or any direct or indirect interest in the applicable Rexford Entity and any unsecured loans relating thereto to be assumed by the REIT or any Subsidiary of the REIT at the Closing Date (the “Existing Loans”). Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no monetary default (beyond applicable notice and cure periods) by any party exists under any of the Existing Loans and the documents entered into in connection therewith (collectively, the “Existing Loan Documents”) and no non-monetary default (beyond applicable notice and cure periods) by any party exists under any of such Existing Loan Documents.

Section 1.13 TAXES. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) Each Rexford Entity and each of its Subsidiaries has timely and properly filed all Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so), and all such Tax Returns are accurate and complete in all material respects.

(b) Each Rexford Entity and each of its Subsidiaries have paid (or have had paid on their behalf) all Taxes as required to be paid by them.

(c) No income or material non-income Tax Returns filed by any Rexford Entity or any of its Subsidiaries are the subject of a pending or ongoing audit.

(d) No deficiencies for any income or material non-income Taxes have been proposed, asserted or assessed against any Rexford Entity or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending.

(e) Since its formation, for U.S. federal income tax purposes, each of the Rexford Entities other than Rexford Industrial Fund V REIT, LLC (“RIF V REIT”) has been treated as a partnership or as a disregarded entity, and not as a corporation or an association taxable as a corporation.

(f) For all taxable years commencing with its taxable year ended December 31, 2010 through December 31, 2012, RIF V REIT has been subject to taxation as a “real estate investment trust” within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a real estate investment trust for such years. From January 1, 2013 to the date hereof, RIF V REIT has operated in a manner consistent with the requirements for qualification and taxation as a real estate investment trust, and RIF V REIT intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the closing of the Formation Transactions.

(g) Since its inception neither RIF V REIT nor any of its Subsidiaries has incurred any liability for Taxes under Sections 857(b)(1), 857(b)(6)(A), 860(c) or 4981 of the Code which have not been previously paid.

(h) As of the closing of the Formation Transactions, RIF V REIT has no earnings and profits accumulated in any non-REIT year (within the meaning of Section 857(a)(2)(B) of the Code).

(i) Neither RIF V REIT nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

Section 1.14 LITIGATION. Except for actions, suits or proceedings fully covered by policies of insurance, there is no action, suit or proceeding pending or, to the Principals’ Knowledge, threatened against or affecting the Rexford Entities or any of its Subsidiaries or any of the Properties, or any officer, director, principal, managing member, general partner or Affiliate of any of the foregoing, other than actions, suits or proceedings arising in the ordinary course of business from the ownership and operation which, if adversely determined, would not have a Material Adverse Effect.

Section 1.15 EMPLOYEES. Except as set forth on Schedule 1.15, no Rexford Entity nor any of their respective Subsidiaries has or has ever had any employees. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no Rexford Entity nor any of their respective Subsidiaries is delinquent in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions or bonuses for any service performed, or for amounts required to be reimbursed to such employees, consultants or independent contractors and (ii) each Rexford Entity has, to the extent applicable: (a) complied in all material respects with all applicable laws related to employment; and (b) withheld and paid to the appropriate Governmental Authority, or is holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from employees.

Section 1.16 NO OTHER REPRESENTATIONS OR WARRANTIES. Other than the representations and warranties expressly set forth in this Article I and any other instrument executed by the Principals in connection with the Formation Transactions, the Principals shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby.

ARTICLE II.

NATURE OF REPRESENTATIONS AND WARRANTIES

Section 2.01 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties contained in this Agreement shall survive after the effective time of the mergers, contributions and other Formation Transactions contemplated in the Formation Transaction Documentation until the first anniversary of the Closing Date (the “Expiration Date”). If written notice of a claim in accordance with Section 4.02 has been given prior to the Expiration Date, then the relevant representation or warranty shall survive, but only with respect to such specific claim, until such claim has been finally resolved. Any claim for indemnification not so asserted in writing by the Expiration Date may not thereafter be asserted and shall forever be waived.

ARTICLE III.

INDEMNITY HOLDBACK ESCROW

Section 3.01 ESTABLISHMENT. On the Closing Date, the REIT shall deposit each Principal’s Individual Percentage of the Indemnity Holdback Amount, set forth on Schedule III into the Indemnity Holdback Escrow in the form of REIT Shares and OP Units, with each such security to be valued at the IPO Price. A separate “Participant Account” within the Indemnity Holdback Escrow will be established and maintained for each Principal. The list of Participant Accounts, the associated Principal and the amounts and types of consideration being deposited into each is attached as Schedule I to the Escrow Agreement. For income tax purposes, the parties hereto agree that the Principals shall be treated as the owners of their respective Participant Account and shall report the applicable amounts of their Individual Percentage of the Indemnity Holdback Amount and the earnings thereon consistently with the foregoing.

ARTICLE IV.

INDEMNIFICATION

Section 4.01 INDEMNIFICATION OF CONSOLIDATED ENTITIES. The Consolidated Entities and their current and future Subsidiaries (each of which is an “Indemnified Party”), shall be indemnified and held harmless by the Principals, under the terms and conditions of this Agreement, solely and exclusively out of the Indemnity Holdback Escrow, from and against any and all Losses imposed upon or incurred by the Indemnified Parties as a result of any breach of a representation or warranty contained in Article I of this Agreement (but in all events subject to the limitations in this Agreement, including the survival limitations set forth in Section 2.01 hereof) (collectively, the “Indemnified Losses”); provided, the Indemnified Parties shall only be entitled to indemnification for breaches of representations and warranties made pursuant to Article I of this Agreement to the extent that the Indemnified Losses with respect to such breaches exceed, in the aggregate, one percent (1.0%) of the value (determined at the IPO price per share) of the aggregate number of REIT Shares and OP Units actually issued to the Principals pursuant to Formation Transaction Documentation (the “Deductible”). No Indemnified Party may make a claim hereunder without the prior written consent of the REIT. For the avoidance of doubt, the Principals shall only be liable for Indemnified Losses (after giving effect to and only for amounts in excess of the Deductible) up to the Indemnity Holdback Amount. Any payment made from the Indemnity Holdback Escrow in respect of an Escrow Claim (as defined below) will be allocated among all Participant Accounts pro rata in accordance with the Individual Percentages.

Section 4.02 CLAIMS.

(a) At the time when either of the Consolidated Entities learns of any potential claim under this Agreement (an “Escrow Claim”) against the Principals, it will promptly give written notice (a “Claim Notice”) to the Principals and the Escrow Agent; provided that, without limiting Section 2.01, the failure to so notify the Principals or the Escrow Agent shall not prevent recovery under this Agreement, except to the extent that the Principals shall have been materially prejudiced by such failure. Each Claim Notice shall describe in reasonable detail the facts known to the Principals giving rise to such Escrow Claim. The Indemnified Party shall deliver to the Principals, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by such Indemnified Party relating to a Third Party Claim (as defined below); provided that, without limiting Section 2.01, failure to do so shall not prevent recovery under this Agreement, except to the extent that the Principals shall have been materially prejudiced by such failure.

(b) The Principals shall be entitled, at their own expense, to elect in accordance with Section 4.06 below, to assume and control the defense of any Escrow Claim based on claims asserted by third parties (“Third Party Claims”), through counsel chosen by the Principals and reasonably acceptable to the REIT, if they give written notice of their intention to do so to the Consolidated Entities within thirty (30) days of the receipt of the applicable Claim Notice; provided, however, that the Indemnified Parties may at all times participate in such defense at their own expense. Without limiting the foregoing, in the event that the Principals exercise the right to undertake any such defense against a Third Party Claim, the Indemnified Party shall cooperate with the Principals in such defense and make available to the Principals, at the Principals’ expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under such Indemnified Party’s control relating thereto as is reasonably required by the Principals. No compromise or settlement of such Third Party Claim may be effected by either the Indemnified Party, on the one hand, or the Principals, on the other hand, without the other party’s consent (which shall not be unreasonably withheld or delayed) unless (i) there is no finding or admission of any violation of Law and no effect on any other claims that may be made against such other party, (ii) each Indemnified Party that is party to such Third Party Claim is released from all liability with respect to such Third Party Claim, and (iii) there is no equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party that is party to such Third Party Claim or any of its Affiliates. Notwithstanding the foregoing, if the compromise or settlement of such Third Party Claim could reasonably be expected to adversely affect the status of the REIT as a real investment trust within the meaning of Section 856 of the Code, then the REIT shall make such decision to compromise or settle the Third Party Claim without the need to obtain the Principals’ consent.

Section 4.03 DELIVERY AND RELEASE OF INDEMNITY ESCROW WITH RESPECT TO CLAIMS. Upon resolution of any Escrow Claim or portion of an Escrow Claim as evidenced by a written instruction of the REIT, in which an officer of the REIT certifies that the instruction has been approved by either (x) the Principals in accordance with Section 4.06 or (y) a final award of an arbitral tribunal in accordance with this Agreement, the Escrow Agent shall release the amount and type of Indemnity Holdback Amount specified therein, and shall charge such amount to the Escrow Fund (as defined in the Escrow Agreement). Upon any disbursement from the Indemnity Holdback Escrow pursuant to this Agreement, the Consolidated Entities will purchase (at a price per REIT Share or OP Unit, as applicable, equal to the IPO Price) such number of the securities as will permit the Escrow Agent to distribute cash in lieu of any fractional REIT Shares or OP Units.

Section 4.04 DELIVERY RELEASE OF INDEMNITY ESCROW AFTER EXPIRATION DATE. Within ten (10) days after the Expiration Date, and at the end of each calendar quarter thereafter while any Indemnity Holdback Amount remains in the Indemnity Holdback Escrow, the Consolidated Entities shall deliver to the Escrow Agent a notice which shall (i) set forth a list of outstanding Escrow Claims, together with a good faith estimate of the maximum value (expressed in dollars) of each such Escrow Claim and the aggregate amount of such values that would be allocated against the Escrow Fund in accordance with Section 4.02(a) if the actual amount of Indemnified Losses in respect of such Escrow Claim were equal to such good faith estimate of the maximum value thereof and (ii) instruct the Escrow Agent to release to the Principals any consideration in the Escrow Fund in excess of the aggregate value allocated to the Escrow Fund in accordance with the immediately preceding clause (i).

Section 4.05 EXCLUSIVE REMEDY. The sole and exclusive remedy for Indemnified Parties with respect to any and all claims relating to a breach of this Agreement and the other Formation Transaction Documentation shall be recovery from the Indemnity Holdback Escrow in accordance with the terms of this Agreement and the Escrow Agreement. The Principals shall not be liable or obligated to make payments under this Agreement or any other Formation Transaction Documentation in excess of the Indemnity Holdback Amount.

Section 4.06 AUTHORIZATION. For purposes of this Article IV, a decision, act, consent, election or instruction of the Principals shall be deemed to be authorized if approved in writing by the Principals, and the Escrow Agent and Consolidated Entities may rely upon such decision, act, consent or instruction as provided in this Section 4.06 as being the decision, act, consent or instruction of the Principals. The Escrow Agent and the Consolidated Entities, including their respective directors, officers, employees, agents and representatives, are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction. The Principals may from time to time by written notice to the Consolidated Entities appoint a representative or representatives to exercise such powers with respect to one or more claims as may be delegated by the Principals.

Section 4.07 CHARACTERIZATION OF PAYMENTS. Any indemnity payments made from the Indemnity Holdback Escrow pursuant to this Article IV shall constitute an adjustment of the consideration received by the Principals for Tax purposes and shall be treated as such by all parties on their Tax Returns to the extent permitted by Law.

ARTICLE V.

GENERAL PROVISIONS

Section 5.01 NOTICES. All notices and other communications under this Agreement shall be in writing and shall be deemed given when (i) delivered personally, (ii) five (5) Business Days after being mailed by certified mail, return receipt requested and postage prepaid, (iii) one (1) Business Day after being sent by a nationally recognized overnight courier or (iv) transmitted by facsimile if confirmed within twenty four (24) hours thereafter by a signed original sent in the manner provided in clause (i), (ii) or (iii) to the parties at the following addresses (or at such other address for a party as shall be specified by notice from such party):

If to the REIT or the Operating Partnership, to:

Rexford Industrial Realty, Inc.

11620 Wilshire Boulevard, Suite 300

Los Angeles, CA 90025

Facsimile: (310) 966-1690

Attention: Howard Schwimmer and Michael S. Frankel

If to the Principals, to:

Rexford Industrial Realty, Inc.

11620 Wilshire Boulevard, Suite 300

Los Angeles, CA 90025

Facsimile: (310) 966-1690

Attention: Howard Schwimmer and Michael S. Frankel

Section 5.02 DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings.

(a) “Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

(b) “Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of California.

(c) “Closing Date” means the closing date of the initial public offering.

(d) “Code” means the Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated or issued thereunder.

(e) “Environmental Laws” means all federal, state and local Laws governing pollution or the protection of human health or the environment.

(f) “Formation Transaction Documentation” means all of the agreements (including this Agreement) and related documents and agreements pursuant to which all of the Rexford Entities and/or the equity interests in the Rexford Entities held by the Pre-Formation Participants are to be acquired by the REIT or the Operating Partnership, directly or indirectly, as part of the Formation Transactions, as set forth on Schedule II hereto.

(g) “Formation Transactions” means the transactions contemplated by this Agreement and the other Formation Transaction Documentation.

(h) “GAAP” means generally accepted accounting principles, as in effect in the United States of America as of the date of determination.

(i) “Governmental Authority” means any government or agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

(j) “Individual Percentage” means the percentages set forth next to each Principal’s name on Schedule III.

(k) “Laws” means laws, statutes, rules, regulations, codes, orders, ordinances, judgments, injunctions, decrees and policies of any Governmental Authority, including, without limitation, zoning, land use or other similar rules or ordinances.

(l) “Liens” means laws, statutes, rules, regulations, codes, orders, ordinances, judgments, injunctions, decrees and policies of any Governmental Authority, including, without limitation, zoning, land use or other similar rules or ordinances.

(m) “Losses” means losses, damages, Taxes, liabilities and expenses, including without limitation, amounts paid in settlement and reasonable attorneys’ fees, but does not include (i) punitive damages (except to the extent constituting third-party punitive claims), (ii) consequential damages, (iii) any diminution in value of the Consolidated Entities and/or (iv) any of the foregoing to the extent based on a multiple of cash flows, earnings or other similar metrics.

“Material Adverse Effect” means any material adverse change in the assets, business, condition (financial or otherwise), results of operation or prospects of the Rexford Entities and their Subsidiaries and Properties, taken as a whole.

(n) “Organizational Documents” means the certificate of formation, certificate of incorporation and bylaws, certificate of limited partnership and limited partnership agreement, limited liability company agreement or operating agreement, of the applicable Rexford Entity.

(o) “Permitted Liens” means (i) Liens, or deposits made to secure the release of such Liens, securing Taxes, the payment of which is not delinquent or the payment of which (including, without limitation, the amount or validity thereof) is being contested in good faith by appropriate proceedings for which adequate reserves have been made in accordance with GAAP; (ii) zoning, entitlement, building and other land use Laws imposed by Governmental Authorities having jurisdiction over the Contributed Properties; (iii) covenants, conditions, restrictions, easements for public utilities, encroachments, rights of access or other non-monetary matters that do not materially impair the use of the Contributed Properties for the purposes for which they are currently being used or proposed to be used in connection with the relevant Person’s business; (iv) Liens securing financing or credit arrangements existing as of the Closing Date; (v) Liens arising under Leases in effect as of the Closing Date; (vi) any exceptions contained in any title policy (including any policy issued to a secured lender) relating to the Contributed Properties as of the Closing Date; and (vii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not yet due and payable or the payment of which (including, without limitation, the amount or validity thereof) is being contested in good faith by appropriate proceedings for which adequate reserves have been made in accordance with GAAP, and which are not, in the aggregate, material to the business, operations and financial condition of the Contributed Properties so encumbered.

(p) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(q) “Pre-Formation Participants” means the holders of the equity interests in the relevant Rexford Entities immediately prior to the Formation Transactions.

(r) “Principals’ Knowledge” means the actual current knowledge of Richard Ziman, Howard Schwimmer and Michael Frankel without duty of investigation or inquiry.

(s) “Properties” means the property owned or leased pursuant to a ground lease by any Rexford Entity or any of their respective Subsidiaries, including any associated real and personal property.

(t) “Prospectus” means the REIT’s final prospectus as filed with the Securities and Exchange Commission.

(u) “Rexford Entity” means the entities listed on Schedule I. As used herein, “Rexford Entities” refers to each Rexford Entity, collectively.

(v) “Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture, trust or other legal entity of which such Person owns (either directly or through or together with another Subsidiary of such Person) either (i) a general partner, managing member or other similar interest, or (ii)(A) ten percent (10%) or more of the voting power of the voting capital stock or other equity interests, or (B) ten percent (10%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other legal entity. As used herein, “Subsidiary” or “Subsidiaries” refers to the Subsidiaries of the Rexford Entities, or an applicable Rexford Entity, as applicable.

(w) “Tax” means all federal, state, local and foreign income, gross receipts, license, property, withholding, sales, franchise, employment, payroll, goods and services, stamp, environmental, customs duties, capital stock, social security, transfer, alternative minimum, excise and other taxes, tariffs or governmental charges of any nature whatsoever, including estimated taxes, together with penalties, interest or additions to Tax with respect thereto, whether or not disputed.

(x) Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 5.03 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

Section 5.04 ENTIRE AGREEMENT; THIRD-PARTY BENEFICIARIES. This Agreement and the Escrow Agreement, including, without limitation, the exhibits hereto and thereto, constitute the entire agreement and supersede each prior agreement and understanding, whether written or oral, among the parties regarding the subject matter of this Agreement. This Agreement is not intended to confer any rights or remedies on any Person other than the parties hereto.

Section 5.05 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of California, regardless of any Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 5.06 ASSIGNMENT. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns; provided, however, that this Agreement may not be assigned (except by operation of law) by any party without the prior written consent of the other parties, and any attempted assignment without such consent shall be null and void and of no force and effect, except that the Operating Partnership may assign its rights and obligations hereunder to an Affiliate.

Section 5.07 JURISDICTION. Without limiting Section 5.08, the parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the County of Los Angeles, with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper.

Section 5.08 DISPUTE RESOLUTION. The parties intend that this Section 5.08 will be valid, binding, enforceable, exclusive and irrevocable and that it shall survive any termination of this Agreement.

(a) Upon any dispute, controversy or claim arising out of or relating to this Agreement or the enforcement, breach, termination or validity thereof (“Dispute”), the party raising the Dispute will give written notice to the other parties to the Dispute describing the nature of the Dispute following which the parties to such Dispute shall attempt for a period of ten (10) Business Days from receipt by the parties of notice of such Dispute to resolve such Dispute by negotiation between representatives of the parties hereto who have authority to settle such Dispute. All such negotiations shall be confidential and any statements or offers made therein shall be treated as compromise and settlement negotiations for purposes of any applicable rules of evidence and shall not be admissible as evidence in any subsequent proceeding for any purpose. The statute of limitations applicable to the commencement of a lawsuit shall apply to the commencement of an arbitration hereunder, except that no defense based on the running of the statute of limitations will be available based upon the passage of time during any such negotiation. Regardless of the foregoing, a party shall have the right to seek immediate injunctive relief pursuant to clause (c) below without regard to any such ten (10) Business Day negotiation period.

(b) Any Dispute (including the determination of the scope or applicability of this agreement to arbitrate) that is not resolved pursuant to clause (a) above shall be submitted to final and binding arbitration in California before one neutral and impartial arbitrator, in accordance with the Laws of the State of California for agreements made in and to be performed in that State. The arbitration shall be administered by JAMS, Inc. (“JAMS”) pursuant to its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. Each of the Consolidated Entities, on the one hand, and the Principals, on the other hand, shall appoint one arbitrator within fifteen (15) days of a demand for arbitration. If the Consolidated Entities and the Principals cannot mutually agree upon an arbitrator within such 15-day period, the arbitrator shall be appointed by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. The arbitrator shall designate the place and time of the hearing. The hearing shall be scheduled to begin as soon as practicable and no later than sixty (60) days after the appointment of the arbitrator (unless such period is extended by the arbitrator for good cause shown) and shall be conducted as expeditiously as possible. The award, which shall set forth the arbitrator’s findings of fact and conclusions of law, shall be filed with JAMS and mailed to the parties no later than thirty (30) days after the close of the arbitration hearing. The arbitration award shall be final and binding on the parties and not subject to collateral attack. Judgment upon the arbitration award may be entered in any federal or state court having jurisdiction thereof.

(c) Notwithstanding the parties’ agreement to submit all Disputes to final and binding arbitration before JAMS, the parties shall have the right to seek and obtain temporary or preliminary injunctive relief in any court having jurisdiction thereof. Such courts shall have authority to, among other things, grant temporary or provisional injunctive relief in order to protect any party’s rights under this Agreement. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

(d) The prevailing party shall be entitled to recover its costs and reasonable attorneys’ fees, and the non-prevailing party shall pay all expenses and fees of JAMS, all costs of the stenographic record, all expenses of witnesses or proofs that may have been produced at the direction of the arbitrator, and the fees, costs, and expenses of the arbitrator. The arbitrator shall allocate such costs and designate the prevailing party or parties for these purposes.

Section 5.09 SEVERABILITY. Each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision is held invalid, illegal or unenforceable under applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been included herein.

Section 5.10 RULES OF CONSTRUCTION.

(a) The parties hereto agree that they have had the opportunity to be represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Unless explicitly stated otherwise herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 5.11 EQUITABLE REMEDIES. The parties agree that irreparable damage would occur to the Consolidated Entities in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either or both of the Consolidated Entities shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Principals and to enforce specifically the terms and provisions hereof in any federal or state court located in California, this being in addition to any other remedy to which the Consolidated Entities is entitled under this Agreement or otherwise at law or in equity.

Section 5.12 TIME OF THE ESSENCE. Time is of the essence with respect to all obligations under this Agreement.

Section 5.13 DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 5.14 NO PERSONAL LIABILITY CONFERRED. This Agreement shall not create or permit any personal liability or obligation on the part of any officer, director, partner, employee, shareholder or unitholder of the REIT or the Operating Partnership.

Section 5.15 WAIVER OF SECTION 1542 PROTECTIONS. As of the Closing Date, each of the parties hereto expressly acknowledges that it has had, or has had and waived, the opportunity to be advised by independent legal counsel and hereby waives and relinquishes all rights and benefits afforded by Section 1542 of the California Civil Code and does so understanding and acknowledging the significance and consequence of such specific waiver of Section 1542 which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Principals acknowledge and agree that the foregoing waiver and release does not apply to any Escrow Claims in favor of the Consolidated Entities.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

CONSOLIDATED ENTITIES REXFORD INDUSTRIAL REALTY, INC., a Maryland corporation

By:
Name:	Howard Schwimmer
Title:	Co-Chief Executive Officer

By:
Name:	Michael Frankel
Title:	Co-Chief Executive Officer

REXFORD INDUSTRIAL REALTY, L.P., a Maryland limited partnership

By:	REXFORD INDUSTRIAL REALTY, INC. a Maryland corporation, Its General Partner

By:
Name:	Howard Schwimmer
Title:	Co-Chief Executive Officer

By:
Name:	Michael Frankel
Title:	Co-Chief Executive Officer

PRINCIPALS RICHARD ZIMAN

HOWARD SCHWIMMER

MICHAEL FRANKEL

Schedules

Schedule I: Rexford Entities

Schedule II: Formation Transaction Documentation

Schedule III: Principal Percentages of Indemnity Holdback Amount

Schedule 1.01(b):List of Subsidiaries/Properties

Schedule 1.08(a): Properties Not Covered by Title Insurance

Schedule 1.08(c): Lease Defaults

Schedule 1.12: Existing Loans

Schedule 1.15: Entities with Employees